

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

March 13, 2007

<u>By U.S. Mail</u>

Mr. Asaf Alperovitz
Chief Financial Officer
Tefron Ltd.
Ind. Center Teradyon
P.O. Box 1365
Misgav 20179
Israel

   Re: **Tefron Ltd.**
     Form 20-F for the Fiscal Year Ended December 31, 2005
     Filed March 30, 2006
     File No. 1-14680

Dear Mr. Alperovitz:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       William Choi
       Branch Chief